UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: August 1, 2017

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☑

Item 1- Information Contained in this Report on Form 6-K

Overview of Brookfield and Teekay Investments

On July 26, 2017, Teekay Offshore Partners L.P. (the “Partnership”), Teekay Corporation (“Teekay”) and Brookfield TK TOLP L.P., an affiliate of public company Brookfield Business Partners L.P. (“Brookfield TOLP”), entered into agreements pursuant to which, among other things, (a) Brookfield TOLP has agreed to invest $610 million in the Partnership for common units of the Partnership (“Common Units”) and warrants to purchase Common Units (“Warrants”), with the terms of such Warrants as described below, (b) an affiliate of Brookfield TOLP has agreed to purchase from Teekay a 49% interest in Teekay Offshore GP L.L.C., the general partner of the Partnership (the “General Partner”), and has been granted by Teekay an option to acquire, subject to certain conditions, an additional 2% interest in the General Partner, and (c) Teekay has agreed to invest $30 million in the Partnership for Common Units and Warrants of the Partnership. These transactions are expected to close during the quarter ending September 30, 2017, subject to satisfaction of specified closing conditions, as described in more detail below.

Upon the closing of these transactions, it is expected that Brookfield TOLP and Teekay will hold approximately 244 million and 56 million outstanding Common Units, respectively, representing approximately 60% and 14% of the outstanding Common Units. These amounts are based upon the number of Common Units to be issued in the transactions described in this Report on Form 6-K (this “Report”) and exclude any Common Units acquired by Brookfield TOLP and its affiliates other than from the Partnership prior to the closing of the transactions described herein. In addition, Brookfield TOLP and Teekay will be entitled to exercise the Warrants for additional Common Units upon vesting of the Warrants as described below.

The Brookfield and Teekay investments were approved by the Conflicts Committee of the Board of Directors of the General Partner (the “Board”), with the assistance of independent legal and financial advisors, and the Board.

The transactions described above and certain related transactions are described in greater detail below.

Investment and Related Transactions

On July 26, 2017, (i) the Partnership entered into an Investment Agreement (the “Brookfield LP Investment Agreement”) with Brookfield TOLP, pursuant to which the Partnership agreed to sell, and Brookfield TOLP agreed to purchase, (a) 244,000,000 Common Units (the “Brookfield Purchased Common Units”), and (b) 62,440,945 Warrants (the “Brookfield Purchased Warrants” and, together with the Brookfield Purchased Common Units, the “Brookfield Purchased Securities”) for an aggregate purchase price of $610 million, (ii) the Partnership entered into an Investment Agreement with Teekay Holdings Limited, a wholly-owned subsidiary of Teekay (“Teekay Holdings”), pursuant to which the Partnership agreed to sell, and Teekay Holdings agreed to purchase, (a) 12,000,000 Common Units (the “Teekay Purchased Common Units”) and (b) 3,059,055 Warrants (the “Teekay Purchased Warrants” and, together with the Teekay Purchased Common Units, the “Teekay Purchased Securities”) for an aggregate purchase price of $30 million (the “Teekay Investment Agreement”), and (iii) Teekay Holdings entered into a Purchase Agreement (the “Brookfield GP Purchase Agreement”) with Brookfield TK TOGP L.P. (“Brookfield TOGP”), an affiliate of Brookfield TOLP, pursuant to which Teekay Holdings agreed to sell, and Brookfield TOGP agreed to purchase, 49% of the limited liability company interests (the “GP Interests”) in the General Partner, for an aggregate purchase price of $4 million, and an option to acquire an additional 2% of the GP Interests, under certain specified circumstances, in exchange for 1,000,000 of the Brookfield Purchased Warrants (the “Option”). In connection with the foregoing transactions, the Partnership will amend and restate that Subordinate Promissory Note, dated as of July 1, 2016, between the Partnership, as borrower, and Teekay, as lender, in the aggregate amount of $200 million (the “Amended and Restated Promissory Note”), and Brookfield TOLP will purchase the Amended and Restated Promissory Note from Teekay for an aggregate purchase price of $140 million and 11,440,945 Brookfield Purchased Warrants (the “Note Purchase”). The transactions contemplated by the Brookfield LP Investment Agreement, the Teekay Investment Agreement, and the Brookfield GP Purchase Agreement, together with the Note Purchase, are collectively referred to herein as the “Investment Transactions.”

Brookfield LP Investment Agreement

The closing of the purchase and sale of the Brookfield Purchased Securities under the Brookfield LP Investment Agreement is conditioned upon, among other things, (i) Teekay Holdings and Brookfield TOGP having entered into the Second Amended and Restated Limited Liability Company Agreement of the General Partner (the “Amended and Restated GP LLC Agreement”), (ii) the completion of the transactions contemplated by the Amended and Restated Promissory Note, (iii) the completion of the transactions contemplated by the Brookfield GP Purchase Agreement, (iv) the completion of the transactions contemplated by the Teekay Investment Agreement, (v) the Partnership having legally separated its shuttle tanker business into a wholly-owned subsidiary of the Partnership (the “Shuttle Tanker Reorganization”), (vi) the Partnership having received consents to the completion of the Investment Transactions from the counterparties to certain contracts and permits, (vii) the Partnership having redeemed all of the outstanding 8.60% Series C-1 Cumulative Convertible Perpetual Preferred Units (the “Series C-1 Preferred Units”) and 10.50% Series D Cumulative Convertible Perpetual Preferred Units (the “Series D Preferred Units”) of the Partnership (the “Preferred Unit Redemption”), (viii) the amendment, extension or release of certain obligations of the Partnership, and (ix) the Partnership having received any required regulatory approvals. The Brookfield LP Investment Agreement may be terminated by either party if the purchase and sale of the Brookfield Purchased Securities has not been completed on or prior to October 31, 2017, provided that if the Bridge Loan Facility (as defined below) remains outstanding as of such date, Brookfield TOLP may, in its sole discretion, extend such date to December 31, 2017.

Please refer to the full text of the Brookfield LP Investment Agreement, a copy of which is filed as Exhibit 10.1, and incorporated by reference herein, for more detailed information regarding the Brookfield LP Investment Agreement.

Teekay Investment Agreement

The purchase and sale of the Teekay Purchased Securities under the Teekay Investment Agreement is conditioned upon, among other things, the closing of the purchase and sale of the Brookfield Purchased Securities under the Brookfield LP Investment Agreement. Under the terms of the Teekay Investment Agreement, the Partnership has, among other things, agreed to use reasonable best efforts to cause specified guarantee obligations of Teekay to be released and terminated prior to, and if needed, after the closing of Investment Transactions. The Partnership has agreed to indemnify Teekay and its affiliates for any losses or liabilities that Teekay may suffer or incur as a result of any of such specified guarantee obligations that are not released prior to the closing.

Please refer to the full text of the Teekay Investment Agreement, a copy of which is filed as Exhibit 10.2, and incorporated by reference herein, for more detailed information regarding the Teekay Investment Agreement.

Brookfield GP Purchase Agreement

Upon the closing of the purchase and sale of the limited liability company interests under the Brookfield GP Purchase Agreement, Teekay Holdings and Brookfield TOGP will hold 51% and 49% interests in the General Partner, respectively. Brookfield TOGP will also hold an option to acquire an additional 2% of the GP Interest in exchange for 1,000,000 of the Brookfield Purchased Warrants. The closing of the purchase and sale of the 49% GP Interest under the Brookfield GP Purchase Agreement is conditioned upon, among other things, the closing of the purchase and sale of the Brookfield Purchased Securities under the Brookfield LP Investment Agreement and the receipt of any required regulatory approvals.

Please refer to the full text of the Brookfield GP Purchase Agreement, a copy of which is filed as Exhibit 10.3, and incorporated by reference herein, for more detailed information regarding the Brookfield GP Purchase Agreement.

Warrant Agreement

In connection with the Investment Transactions, the Partnership will enter into Warrant Agreements (the “Warrant Agreements”) with Brookfield TOLP and Teekay Holdings, respectively, to, among other things, authorize and establish the terms of the Brookfield Purchased Warrants and the Teekay Purchased Warrants (collectively, the “Purchased Warrants”). The Warrant Agreements will provide that each Purchased Warrant will entitle the holder thereof to purchase one Common Unit at an exercise price of $0.01, which Warrants will be exercisable at any time during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit (the “Threshold Price”) and ending on the seventh anniversary of the closing of the Investment Transactions. The number of common units issuable upon exercise of the Purchased Warrants and the Threshold Price will be subject to customary anti-dilution adjustments for splits or combinations of Common Units, distributions on Common Units paid in Common Units and similar transactions. The Threshold Price will be reduced upon the issuance of Common Units at a price less than 50% of the Threshold Price, based on a weighted-average adjustment formula, but only if such issuance was approved by a committee of the Board composed of independent directors. In the event of a going private or similar transaction in which the Partnership’s Common Units are no longer registered or publicly-traded, and the consideration paid for such Common Units exceeds the Threshold Price (for such transactions prior to January 1, 2021) or 82.5% of the Threshold Price (for such transactions on or after January 1, 2021), the Warrants will be cancelled in exchange for cash in the amount of the fair value of the Warrants as of the date of the transaction, as determined in accordance with the Warrant Agreements.

Please refer to the full text of the Warrant Agreements, a form of which is filed as Exhibit 4.1, and incorporated by reference herein, for more detailed information regarding the Warrant Agreements.

Amended and Restated GP LLC Agreement

In connection with the sale of 49% of the GP Interests from Teekay Holdings to Brookfield TOGP under the Brookfield GP Purchase Agreement, Teekay Holdings and Brookfield TOGP will enter into the Amended and Restated GP LLC Agreement which will govern certain affairs of the General Partner and certain rights and obligations among its owners.

Pursuant to the terms of the Amended and Restated GP LLC Agreement, the Option will become exercisable upon the earliest of (a) the date on which the General Partner’s board of directors (i) reasonably determines that certain consents in connection with a change of control of the General Partner have been obtained or (ii) waives such requirement, and (b) the occurrence of certain events of default specified under the Amended and Restated GP LLC Agreement. Brookfield’s exercise of the Option is subject to the receipt of consents by the Partnership under certain existing agreements. In addition to providing to Brookfield TOGP the Option, the Amended and Restated GP LLC Agreement will also provide that, following exercise of the Option, Brookfield TOGP will have the option (the “Brookfield Put Option”) to sell the 2% GP Interest to Teekay Holdings for a price per share equal to 80% of the VWAP Price per share (as such term is defined in the Amended and Restated GP LLC Agreement). Following any exercise of the Brookfield Put Option, Brookfield TOGP may subsequently repurchase the 2% GP Interest at a price per share equal to the VWAP Price.

The Amended and Restated GP LLC Agreement will provide that, prior to any exercise of the Option, the Board will consist of nine members, five of which will be elected by Teekay Holdings (of whom three will be independent of Teekay and the Partnership and will be subject to the reasonable consent of Brookfield TOGP) and four of which will be elected by Brookfield TOGP. After any exercise of the Option, (i) (x) so long as Teekay owns at least 10% of the outstanding Common Units, Teekay Holdings will have the right to elect two directors to the Board, and (y) so long as the License Agreement (as defined below) remains in effect, Teekay Holdings will have the right to elect one director to the Board, and (ii) so long as Brookfield TOGP owns at least 10% of the outstanding Common Units, Brookfield TOGP will have the right to elect two directors to the Board. After any exercise of the Option, any additional members of the Board will be elected by the owner or owners holding a majority of all the GP Interests.

The Amended and Restated GP LLC Agreement will further provide that, until the Option is exercised and directors elected by Brookfield TOGP constitute a majority of the Board, the General Partner and the Partnership will not engage in certain actions without Brookfield TOGP’s consent, which actions will include, among others and in each case subject to specified exceptions, (i) authorizing, issuing, splitting, combining or reclassifying equity securities of the General Partner or the Partnership, (ii) incurring indebtedness in excess of $50 million, (iii) amending the Partnership’s or the General Partner’s organizational documents or specified corporate policies, (iv) entering into a transaction with any affiliate of the Partnership in excess of $1 million, (v) entering into acquisition or divestment transactions, or making capital expenditures, in each case, in excess of $50 million, (vi) entering into, amending, waiving or terminating contracts in excess of $50 million or certain other contracts, (vii) commencing or settling litigation or dispute resolution proceedings in excess of $5 million, (viii) entering into any merger, business combination or spin-off transaction or taking any other action that requires the approval of the holders of the Common Units, (ix) increasing or decreasing the size of the Board, (xi) making material changes to the employment of certain officers of the Partnership, (x) effecting any material change in the nature of the business or operations of the Partnership, (xi) approving a business plan or annual budget of the Partnership involving an increase in expenditures in excess of 5% over the prior fiscal year, (xii) declaring or paying dividends or distributions on the General Partner’s or the Partnership’s equity securities, excluding ordinary quarterly distributions declared and paid by the Partnership of no more than $0.01 per Common Unit, or (xiii) redeeming, purchasing or otherwise acquiring equity securities of the General Partner or the Partnership.

So long as Teekay Holdings owns at least 15% of the outstanding Common Units on a fully diluted basis, (i) Teekay Holdings will have the right to repurchase the GP Interests held by Brookfield TOGP in the event that Brookfield TOGP no longer owns at least 15% of the outstanding Common Units on a fully-diluted basis, and (ii) Teekay Holdings will have a right of first offer to purchase any GP Interests proposed to be sold by Brookfield TOGP.

In the event (i) that Teekay Holdings owns less than 10% of the outstanding Common Units and Brookfield TOGP owns at least 15% of the outstanding Common Units, each on a fully diluted basis, or (ii) of the occurrence of certain events of default, Brookfield TOGP will have the right to purchase the remaining GP Interests held by Teekay Holdings.

Under the terms of the Amended and Restated GP LLC Agreement, until such time as specified Teekay subsidiaries providing services to the Partnership are transferred to the Partnership and the second anniversary of the date of the Amended and Restated GP LLC Agreement, Teekay Holdings will be subject to specified restrictions on its ability to transfer or hedge its Common Units or Teekay Purchased Warrants. For so long as Teekay Holdings owns Shares in the General Partner, in the event that Brookfield TOGP agrees to sell all or substantially all of its Common Units of the Partnership and shares of the General Partner, Brookfield TOGP may require Teekay Holdings to participate in the sale on the same terms and conditions as Brookfield TOGP. Brookfield TOGP and Teekay Holdings will also agree that the preemptive rights granted to the General Partner under the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership (the “Limited Partnership Agreement”) will be allocated between Brookfield TOGP and Teekay Holdings, and each of their respective affiliates, based on the relative percentages of the Common Units and Warrants owned (on an as-converted basis) by each of Brookfield TOGP and Teekay Holdings, and their respective controlled affiliates.

Please refer to the full text of the Amended and Restated GP LLC Agreement, a form of which is filed as Exhibit 4.2, and incorporated by reference herein, for more detailed information regarding the Amended and Restated GP LLC Agreement.

Amended and Restated Promissory Note

As part of the Investment Transactions, on July 26, 2017, the Partnership, Teekay and Brookfield TOLP entered into the Amended and Restated Promissory Note, which provides that, contingent upon the closing of the Investment Transactions, (i) the Subordinate Promissory Note issued by the Partnership to Teekay on July 1, 2016 in the principal amount of $200 million (the “Original Note”) will be assigned by Teekay to, and assumed by, Brookfield TOLP for a purchase price of $140 million plus 11,440,945 of the Brookfield Purchased Warrants, and (ii) the maturity date under the Original Note will be extended from January 1, 2019 to January 1, 2022, among other changes.

Please refer to the full text of the Amended and Restated Promissory Note, a copy of which is filed as Exhibit 10.4, and incorporated by reference herein, for more detailed information regarding the Amended and Restated Promissory Note.

Trademark License Agreement

In connection with the Investment Transactions, the Partnership and Teekay will enter into a trademark license agreement (the “License Agreement”), pursuant to which Teekay will grant the Partnership a license to use certain intellectual property, including trademarks and service marks owned by Teekay and its subsidiaries, for no fee in connection with the Partnership’s business, subject to the Partnership’s compliance with Teekay’s quality control standards, applicable legal requirements and other conditions, including operation of the Partnership’s business consistent with certain key performance indicators applicable to other Teekay public company subsidiaries. The License Agreement also contains covenants regarding the protection of Teekay’s intellectual property rights, indemnification obligations of the Partnership with respect to its use of the licensed marks, termination, and other customary provisions.

Services Agreements

In February 2017, the Partnership and its wholly-owned subsidiary, Teekay Offshore Holdings L.L.C. (“Holdco”), entered into a services agreement (the “Services Agreement”) with Teekay Offshore Group Ltd. (“Service Provider”). Pursuant to the Services Agreement, the Service Provider provides services using persons employed by various subsidiaries of Teekay, including the services of Ingvild Sæther, the President and Chief Executive Officer of the Service Provider, and David Wong, the Chief Financial Officer of the Service Provider. In addition, in connection with the Partnership’s December 2006 initial public offering and subsequently, the Partnership has entered into various other service agreements with subsidiaries of Teekay pursuant to which those subsidiaries provide to the Partnership various services, including, in the case of the Partnership’s operating subsidiaries, substantially all of their managerial, operational and administrative services (including vessel maintenance, crewing, crew training, purchasing, shipyard supervision, insurance and financial services) and other technical and advisory services, and in the case of the Partnership, various administrative services.

In connection with the Investment Transactions, Teekay, the Partnership and the General Partner will enter into a master services agreement (the “Master Services Agreement”). The primary purpose of the Master Services Agreement is to provide for the transfer, following the closing of the Investment Transactions from Teekay to the Partnership’s subsidiaries, of (a) the employment of Ms. Sæther and Mr. Wong and certain other persons who devote substantially all of their professional time providing services to the Partnership and its subsidiaries and (b) the Teekay subsidiaries (or the assets of such subsidiaries) that are devoted exclusively or nearly exclusively to providing services to the Partnership and the Partnership’s subsidiaries pursuant to the Master Services Agreement. The purchase price to be paid to Teekay under the Master Services Agreement for these transfers will be negotiated in good faith by the parties. The Teekay subsidiaries transferred pursuant to the Master Services Agreement will include certain subsidiaries that currently provide commercial and technical management services for FPSO units and shuttle tankers of Teekay and the Partnership. These Teekay subsidiaries will continue to provide services for the FPSO units and shuttle tankers following the transfer of other Teekay subsidiaries to the Partnership.

In addition, for a one-year period following the closing of the Investment Transactions, other Teekay subsidiaries will continue to provide services to the Partnership and the Partnership’s subsidiaries under existing service agreements. During this period, Teekay and the Partnership will evaluate which remaining services the Partnership will continue to receive from Teekay subsidiaries, and which remaining services will be transitioned to the Partnership, and Teekay and the Partnership will enter into new or amended service agreements as needed to provide for any such continued services.

Registration Rights Agreement

In connection with the Investment Transactions, the Partnership, Brookfield TOLP and Teekay will enter into a registration rights agreement relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”) of certain Common Units and Warrants (the “Registration Rights Agreement”). During the period the Registration Rights Agreement is in effect, Brookfield and Teekay will suspend the General Partner’s existing registration rights under the Limited Partnership Agreement. The Registration Rights Agreement will provide each of Brookfield TOLP and Teekay with the right to demand that the Partnership file, within 12 months after the closing of the Investment Transactions, a shelf registration statement with respect to the Brookfield Purchased Common Units, the Teekay Purchased Common Units, any Common Units beneficially owned by Brookfield TOLP and its affiliates or Teekay and its affiliates as of the closing of the Investment Transactions, and the Common Units issuable upon the exercise of the Warrants (collectively, the “Registrable Securities”). The Registration Rights Agreement will further provide Brookfield TOLP and Teekay the right to demand the Partnership register the Registrable Securities in an underwritten offering, on or after the date that is 12 months after the closing of the Investment Transactions, as well as the right to include the Registrable Securities in any registration statement filed by the Partnership in connection with a public offering of the Partnership’s Common Units or securities convertible into, or exchangeable for, Common Units, subject to customary exceptions and limitations. The Registration Rights Agreement will also provide that all such registration expenses, including the reasonable fees and expenses of any counsel on behalf of the holders of the Registrable Securities, will be borne by the Partnership.

Please refer to the full text of the Registration Rights Agreement, a form of which is filed as Exhibit 4.3, and incorporated by reference herein, for more detailed information regarding the Registration Rights Agreement.

Shuttle Tanker Reorganization

The Brookfield LP Investment Agreement provides that, at or before the closing of the Investment Transactions, the Partnership will have completed the Shuttle Tanker Reorganization, which will include the legal separation of the Partnership’s shuttle tanker business into a wholly-owned subsidiary of the Partnership (the “Shuttle Tanker Company”). Upon completion of the Shuttle Tanker Reorganization, all of the Shuttle Tanker Company’s indebtedness will have no recourse to Teekay, the Partnership or the Partnership’s subsidiaries, other than Shuttle Tanker Company and its subsidiaries. For a description of refinancings to be completed in connection with the Shuttle Tanker Reorganization, please see “Credit Facility Refinancings” below.

Preferred Unit Redemption

The Brookfield LP Investment Agreement provides that, at or before the closing of the Investment Transactions, the Partnership will have completed the Preferred Unit Redemption. In order to effect the Preferred Unit Redemption, the Partnership has entered into letter agreements with each of the holders of the outstanding Series C-1 Preferred Units and Series D Preferred Units (the “Preferred Holders”), pursuant to which the Partnership has agreed, contingent upon the closing of the other Investment Transactions, to repurchase all outstanding Series C-1 Preferred Units at a price of $18.20 per unit and all outstanding Series D Preferred Units at a price of $23.75 per unit, plus, in each case, any accrued and unpaid quarterly distributions from the most recent date on which a quarterly distribution has been made, up to, but not including, the closing date of the Investment Transactions. The letter agreements provide that, concurrently with the Preferred Unit Redemption, the Partnership’s Series B Warrants to purchase Common Units issued on June 29, 2016 will be amended to reduce the exercise price of the Series B Warrants from $6.05 to $4.55. In addition, each holder of Series C-1 Preferred Units and Series D Preferred Units has agreed that, through the earlier of the closing date of the Investment Transactions or December 31, 2017, notwithstanding the terms of the Limited Partnership Agreement, (a) the distribution rate on the Series C-1 Preferred Units and the Series D Preferred Units will be fixed at 8.60% per annum and 10.50% per annum, respectively, and (b) no quarterly distributions will be made on the Series C-1 Preferred Units and the Series D Preferred Units (although the amount of any unpaid quarterly distribution will accrue and be payable upon repurchase or upon earlier termination of the letter agreements), but the Partnership may continue to pay quarterly distributions on its Series A Preferred Units, Series B Preferred Units and Common Units during such period.

Bridge Loan Facility

The Partnership and Brookfield TOLP entered into a binding commitment pursuant to which Brookfield TOLP has agreed to provide to the Partnership a credit facility in an amount up to $100 million, on the terms and subject to (i) the conditions of the commitment, (ii) the execution and delivery of the credit facility and (iii) the satisfaction by Brookfield TOLP in all respects of the conditions for borrowing to be satisfied by the Partnership at the time of any draws under such facility. The facility shall mature on April 1, 2018 and other Brookfield entities have agreed to guarantee the obligations of Brookfield TOLP to make advances thereunder.

Credit Facility Refinancings

In connection with the Shuttle Tanker Reorganization, the Partnership intends to undertake the following financing initiatives: (i) the Shuttle Tanker Company will enter into a loan agreement for up to $600 million to refinance five facilities of the Partnership that are currently outstanding, which new facility will be secured by 21 of the Partnership’s shuttle tankers that will be transferred to the Shuttle Tanker Company; (ii) the Partnership will transfer to the Shuttle Tanker Company an existing $143 million private placement project bond financing secured by the Bossa Nova Spirit and Setanejo Spirit; (iii) the Partnership will transfer to the Shuttle Tanker Company a $250 million credit facility secured by the three newbuildings under construction for the East Coast Canada project; and (iv) the Shuttle Tanker Company will enter into a new loan agreement for up to approximately $71 million to be secured by the Navion Gothenburg and the Nordic Rio. In addition, the Partnership expects to retire approximately $200 million of existing NOK bonds due to mature in late-2018 and early-2019 either through the exchange of such NOK bonds for, or from cash proceeds from the issuance of, new U.S. Dollar bonds having a five-year term and to be issued by the Shuttle Tanker Company.

In connection with the broader Investment Transactions, certain financial institutions providing interest rate swaps to the Partnership have agreed to (i) reduce the fixed interest rate on the swaps, (ii) extend the termination option of the swaps by two years to 2021, and (iii) eliminate the financial guarantee and collateral currently provided by Teekay in return for a prepayment amount and fee.

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The Brookfield LP Investment Agreement, the Teekay Investment Agreement, the Brookfield GP Purchase Agreement, the Amended and Restated GP LLC Agreement, and the above descriptions thereof, have been included to provide investors and unitholders with information regarding the terms of the agreements, and they are not intended to provide any other factual information about the Partnership or its subsidiaries or affiliates or unitholders. The representations, warranties and covenants contained in these agreements were made only for purposes of such agreements as of the specific dates therein, were solely for the benefit of the parties to such agreements, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to such agreements instead of establishing these matters as facts), and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Unitholders and investors are not third-party beneficiaries under such agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. In addition, information concerning the subject matter of representations and warranties may change after the dates of the agreements, which subsequent information may or may not be fully reflected in the Partnership’s public disclosures. Accordingly, unitholders and investors should read the representations and warranties in the agreements not in isolation, but only in conjunction with the other information about the Partnership that the Partnership includes in reports, statements and other filings it makes with the SEC.

Quarterly Distributions

To reinvest cash in the business and further strengthen the Partnership’s balance sheet, the General Partner has approved a plan to reduce its quarterly cash distributions to $0.01 per Common Unit, down from $0.11 per Common Unit, commencing with the distribution for the quarter ended June 30, 2017. The cash distribution on the Common

Units is payable on August 11, 2017 to all holders of record of Common Units on August 7, 2017. Pursuant to the Brookfield LP Investment Agreement and the Amended and Restated GP LLC Agreement the General Partner and the Partnership have agreed not to declare or pay any quarterly distribution on the Common Units in an amount over $0.01 per unit without the prior consent of Brookfield TOGP.

The General Partner has declared cash distributions of $0.4531 and $0.5313 per Series A Preferred Unit and Series B Preferred Unit, respectively, for the period from May 15, 2017 to August 14, 2017. The cash distributions on the preferred units are payable on August 15, 2017 to all holders of record of Series A Preferred Units and Series B Preferred Units on August 8, 2017. In connection with the Preferred Unit Redemption, each holder of Series C-1 Preferred Units and Series D Preferred Units has agreed that, through the earlier of the closing date of the Investment Transactions or December 31, 2017, notwithstanding the terms of the Limited Partnership Agreement, (a) the distribution rate on the Series C-1 Preferred Units and the Series D Preferred Units will be fixed at 8.60% per annum and 10.50% per annum, respectively, and (b) no quarterly distributions will be made on the Series C-1 Preferred Units and the Series D Preferred Units (although the amount of any unpaid quarterly distribution will accrue and be payable upon repurchase or upon earlier termination of the letter agreements), but the Partnership may continue to pay quarterly distributions on its Series A Preferred Units, Series B Preferred Units and Common Units during such period.

Forward-Looking Statements

The statements in this Report contain forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. Forward-looking statements in this release include, in particular, statements regarding, among others: the Investment Transactions and related transactions, the Option, the Shuttle Tanker Reorganization and the Preferred Unit Redemption; the timing of completion of such Investment Transactions; the expected effects of the completion of such Investment Transactions on the Partnership’s operations, financial condition and recourse liability; the anticipated completion of the refinancing initiatives, including retirement of the existing NOK bonds; and the expected effects of the completion of such Investment Transactions on Teekay, including a release of Teekay from guarantees.

Forward-looking statements are necessary estimates reflecting the judgment of senior management, involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, failure to satisfy the closing conditions of the Investment Transactions, including obtaining the required approvals from relevant regulatory authorities and third party consents; failure to realize the expected benefits of the Investment Transactions, including, among others, the Brookfield Option and the Shuttle Tanker Reorganization; and those factors discussed in the Partnership’s filings from time to time with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2016. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Item 6 - Exhibits

The following exhibits are filed as part of this Report:

4.1	Form of Warrant Agreement to be entered into by and between Teekay Offshore Partners L.P. and each of Brookfield TK TOLP L.P. and Teekay Holdings Limited

4.2	Form of Second Amended and Restated Limited Liability Company Agreement of Teekay Offshore GP L.L.C. to be entered into by and between Teekay Holdings Limited and Brookfield TK TOGP L.P.

4.3	Form of Registration Rights Agreement to be entered into by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P.

10.1	Investment Agreement, dated as of July 26, 2017, by and between Teekay Offshore Partners L.P. and Brookfield TK TOLP L.P.

10.2	Investment Agreement, dated as of July 26, 2017, between Teekay Offshore Partners L.P. and Teekay Holdings Limited

10.3	Purchase Agreement, dated as of July 26, 2017, between Teekay Holdings Limited and Brookfield TK TOGP L.P.

10.4	Amended and Restated Subordinate Promissory Note, dated as of July 26, 2017, by and between Teekay Offshore Partners L.P., Teekay Corporation and Brookfield TK TOLP L.P.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-175685) FILED WITH THE SEC ON JULY 21, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-178620) FILED WITH THE SEC ON DECEMBER 19, 2011

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-183225) FILED WITH THE SEC ON AUGUST 10, 2012

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188543) FILED WITH THE SEC ON MAY 10, 2013

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-193301) FILED WITH THE SEC ON JANUARY 10, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-197053) FILED WITH THE SEC ON JUNE 26, 2014

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-206461) FILED WITH THE SEC ON AUGUST 19, 2015

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-212782) FILED WITH THE SEC ON JULY 29, 2016

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213229) FILED WITH THE SEC ON AUGUST 22, 2016

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-216624) FILED WITH THE SEC ON MARCH 10, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

By: Teekay Offshore G.P. L.L.C., its general partner

Date: August 1, 2017	By:	/s/ Edith Robinson
Edith Robinson
Secretary